

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

James Leddy
Chief Financial Officer
Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield CT 06877

> **Re: Chefs' Warehouse, Inc.**
> **Form 10-K for the fiscal year ended December 24 , 2021**
> **Form 10-Q for the Interim Period Ended June 24, 2022**
> **Form 8-K Furnished July 27, 2022**
> **File No. 001-35249**

Dear Mr. Leddy:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Interim Period Ended June 24, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 18

1. In your analysis of "gross profit" for each period presented, you state sales growth is a factor for gross profit increases. Please explain to us and disclose the extent of this effect. Since presumably cost of sales also increase with sales increases, discuss the relative impact of each on your gross profit margins. Also, please explain to us and disclose the reasons why gross profit margins changed in the periods presented. If product mix contributes to gross profit margin changes, discuss the extent and the products that are the primary contributors and why (e.g., "product A provides more/less margin because ..."). If inflation has affected your costs and margins, explain the relative effect of each. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Cash Flows, page 21

2.   Your analysis of changes in operating cash flows references net results, noncash charges and working capital. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. In connection with this, discuss more fully what the cash used for working capital growth primarily driven by the Company's reinvestment in working capital to support sales growth represents and the potential for this to be a continuing trend. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff's Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

Form 8-K Furnished July 27, 2022

Exhibit 99.1
Full Year 2022 Guidance, page 2

3.   Please reconcile the guidance presented for the non-GAAP measure "adjusted EBITDA" to the comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the staff's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services